UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):
    X      Form 10-K ___Form 20-F ___Form 11-K   Form 10-Q ___Form N-SAR ___Form N-CSR\

FOR THE PERIOD ENDED:  June 30, 2010

[ ]	Transition Report on Form 10-K
[ ]	Transition Report on Form 20-F
[ ]	Transition Report on Form 11-K
[ ]	Transition Report on Form 10-Q
[ ]	Transition Report on Form N-SAR

For the Transition Period Ended: ___________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

ASPEN EXPLORATION CORPORATION
Full Name of Registrant

___________________________________________
Former Name if Applicable

830 Tenderfoot Hill Road, Suite 310
Address of Principal Executive Office (Street and Number)

Colorado Springs, CO 80906
City, State and Zip Code

PART II - RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate)

[X]	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense; and

[X]	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, Form 20-F, Form 11-K, Form 10-Q, Form N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.  (Attach extra sheets if needed.)

Subsequent to Aspen’s fiscal year end (June 30, 2010), Aspen closed a merger transaction whereby Dillco Fluid Service, Inc. (“Dillco”) became a wholly owned subsidiary of Aspen.  The closing of that transaction required a significant amount of management’s attention both during the quarter ended June 30, 2010, and subsequently.  Further, immediately after closing the merger transaction new persons were appointed to serve as Aspen’s executive officers and Aspen also engaged a new auditing firm.  The closing of the merger transaction shortly after Aspen’s fiscal year end resulted in Aspen being required to prepare a significant amount of financial information regarding both Dillco, and Aspen on a combined basis with Dillco for inclusion in its annual report on Form 10-K.  The preparation and review of the disclosure and information to be included in the annual report not only required a significant amount of management’s time and attention, but also resulted in the need to work with a greater than normal number of third party professionals with respect to the Form 10-K.  These factors prevented Aspen from completing the financial information and corresponding disclosure contained in its annual report by the original filing deadline.

PART IV - OTHER INFORMATION

(1)           Name and telephone number of person to contact in regard to this notification:

Herrick K. Lidstone, Jr., Esq.	(303)	796-2626
(Name)	(Area Code)	(Telephone Number)

(2)           Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).            [ X ] Yes  [ ] No

(3)           Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?       [X] Yes [] No  If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

ASPEN EXPLORATION CORPORATION
 (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date September 29, 2010	By:	/s/ /s/ Rick Kasch
Rick Kasch, Chief Financial Officer

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

ATTACHMENT 1 TO
FORM 12b-25
NOTIFICATION OF LATE FILING

Aspen recognized a net loss of $(555,224) for the fiscal year ended June 30, 2010, as compared to a $(2,092,888) net loss recognized for the fiscal year ended June 30, 2009.  Aspen’s loss in fiscal 2010 was significantly less than its loss in fiscal 2009 primarily because Aspen incurred a significant loss from discontinued operations during its 2009 fiscal year whereas in fiscal 2010 it did not incur such a loss.   During its 2009 fiscal year Aspen engaged in oil and gas operations but sold its remaining oil and gas assets during the fiscal year, which resulted in Aspen reclassifying its oil and gas operating results to discontinued operations.  In fiscal 2010 Aspen did not engage in any oil and gas operations.